Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Dupixent® (dupilumab) SmPC updated with long-term data reinforcing well-established safety profile in adults with moderate-to-severe atopic dermatitis

*	Dupixent is the first and only available systemic treatment for atopic dermatitis that has been studied in adults for up to 3 years in a Phase 3 trial

PARIS and TARRYTOWN, N.Y. – June 28 2021- Long-term safety data from a study of adults with moderate-to-severe atopic dermatitis treated with Dupixent will be added to the Dupixent Summary of Product Characteristics (SmPC) following a positive opinion issued by the European Medicines Agency’s Committee for Medicinal Products for Human Use.

Data from a single-arm Phase 3 open label extension (OLE) trial showed the long-term safety profile in adults with moderate-to-severe atopic dermatitis treated with Dupixent and observed up to three years was generally consistent with what was observed in the controlled pivotal Phase 3 trials. The OLE trial assessed the long-term safety of Dupixent 300 mg weekly in adults who had previously participated in Dupixent trials or had been screened for a Phase 3 trial. The approved Dupixent dose in adults is 300 mg every other week.

Atopic dermatitis is a chronic inflammatory disease of the skin that can be debilitating. Moderate-to-severe atopic dermatitis is characterized by intense persistent itch and skin lesions that can cover much of the body, resulting in skin dryness, cracking, redness or darkening, crusting and oozing. Itch is one of the most burdensome symptoms for patients. Moderate-to-severe atopic dermatitis can also have a substantial emotional and psychosocial impact on patients and their families, causing sleep disturbance, anxiety, depression and feelings of isolation.

Dupixent is the only biologic approved in the EU for children as young as six with severe atopic dermatitis and for adolescents and adults with moderate-to-severe atopic dermatitis who are candidates for systemic therapy.

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) proteins. IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP) and eosinophilic esophagitis (EoE). Dupixent is not an immunosuppressant and does not require ongoing lab monitoring.

Dupixent is currently approved in more than 60 countries, and more than 260,000 patients have been treated globally.

About Dupixent

Dupixent is approved in the EU for children (6-11 years) with severe atopic dermatitis, as well as for adolescents and adults with moderate-to-severe atopic dermatitis who are candidates for systemic therapy; for use in adults and adolescents 12 years and older as an add-on maintenance treatment for severe asthma with type 2 inflammation characterized by raised blood eosinophils and/or raised fractional exhaled nitric oxide (FeNO), who are inadequately controlled with high dose inhaled corticosteroid (ICS) plus another medicinal product for maintenance treatment; and for adults with severe CRSwNP for whom therapy with systemic corticosteroids and/or surgery do not provide adequate disease control.

Dupilumab Development Program

To date, dupilumab has been studied in more than 10,000 patients across 50 clinical trials in various chronic diseases driven by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes, including pediatric asthma (6 to 11 years of age, Phase 3), chronic obstructive pulmonary disease with evidence of type 2 inflammation (Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 3), eosinophilic esophagitis (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), chronic spontaneous urticaria (Phase 3), chronic inducible urticaria-cold (Phase 3), chronic rhinosinusitis without nasal polyposis (Phase 3), allergic fungal rhinosinusitis (Phase 3), allergic bronchopulmonary aspergillosis (Phase 3) and peanut allergy (Phase 2). These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to nine FDA-approved treatments and numerous product candidates in development, almost all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, hematologic conditions, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite technologies, such as VelocImmune, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi Media Relations Contact Sally Bain Tel.: +1 (781) 264-1091 Sally.Bain@sanofi.com

Sanofi Investor Relations – Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Nathalie Pham

Sanofi Investor Relations – Contacts North America

Felix Lauscher

Fara Berkowitz

Suzanne Greco

Sanofi IR main line:

Tel.: +33 (0)1 53 77 45 45

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Regeneron Media Relations Contact Hannah Kwagh Tel: +1 (914) 847-6314 hannah.kwagh@regeneron.com	Regeneron Investor Relations Contact Mark Hudson Tel: +1 (914) 847-3482 Mark.Hudson@regeneron.com

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Regeneron Forward-Looking Statements and Use of Digital Media

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the impact of SARS-CoV-2 (the virus that has caused the COVID-19 pandemic) on Regeneron’s business and its employees, collaborators, and suppliers and other third parties on which Regeneron relies, Regeneron’s and its collaborators’ ability to continue to conduct research and clinical programs, Regeneron’s ability to manage its supply chain, net product sales of products marketed or otherwise commercialized by Regeneron and/or its collaborators (collectively, “Regeneron’s Products”), and the global economy; the nature, timing, and possible success and therapeutic applications of Regeneron’s Products and product candidates being developed by Regeneron and/or its collaborators (collectively, “Regeneron’s Product Candidates”) and research and clinical programs now underway or planned, including without limitation Dupixent® (dupilumab) for the treatment of adults with moderate-to-severe atopic dermatitis; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s Product Candidates and new indications for Regeneron’s Products, such as Dupixent for the treatment of pediatric asthma, chronic obstructive pulmonary disease with evidence of type 2 inflammation, pediatric atopic dermatitis, eosinophilic esophagitis, bullous pemphigoid, prurigo nodularis, chronic spontaneous urticaria, chronic inducible urticaria-cold, chronic rhinosinusitis without nasal polyposis, allergic fungal rhinosinusitis, allergic bronchopulmonary aspergillosis, peanut allergy, and other potential indications; uncertainty of the utilization, market acceptance, and commercial success of Regeneron’s Products and Regeneron’s Product Candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary), including the study discussed in this press release, on any of the foregoing or any potential regulatory approval of Regeneron’s Products and Regeneron’s Product Candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s Products and Regeneron’s Product Candidates; the ability of Regeneron to manage supply chains for multiple products and product candidates; safety issues resulting from the administration of Regeneron’s Products (such as Dupixent) and Regeneron’s Product Candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s Products and Regeneron’s Product Candidates in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s Products and Regeneron’s Product Candidates, including without limitation Dupixent; ongoing regulatory obligations and oversight impacting Regeneron’s Products, research and clinical programs, and business, including those relating to patient privacy; the availability and extent of reimbursement of Regeneron’s Products from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; competing drugs and product candidates that may be superior to, or more cost effective than, Regeneron’s Products and Regeneron’s Product Candidates; the extent to which the results from the research and development programs conducted by Regeneron and/or its collaborators may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license, collaboration, or supply agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated; and risks associated with intellectual property of other parties and pending or future litigation relating thereto (including without limitation the patent litigation and other related proceedings relating to EYLEA® (aflibercept) Injection, Dupixent, Praluent® (alirocumab), and REGEN-COVTM (casirivimab and imdevimab)), other litigation and other proceedings and government investigations relating to the Company and/or its operations, the ultimate outcome of any such proceedings and investigations, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2020 and its Form 10-Q for the quarterly period ended March 31, 2021. 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